Exhibit 99.1

Arris Resources Inc.

Management's
Discussion &
Analysis

For the Year Ended
December 31, 2008

1250 West Hastings Street
Vancouver, BC
V6E 2M4
Tel: (604) 687-0879 / Fax: (604) 408-9301

Management’s Discussion and Analysis

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of April 29, 2009. MD&A provides a detailed analysis of the company’s business and compares its 2008 results with those of the two previous years and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in oil and gas sectors in Alberta Canada and interest in 22 mineral claims located in the Atlin Mining District in Atlin, BC

The resource exploration business is risky and most mineral exploration projects will not become mines and most resource exploration projects will not become oil and gas producers. The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property. For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issuance of shares from the treasury to investors. These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a company’s track record, and the experience of management.

FORWARD LOOKING STATEMENTS

Certain statements contained in the following Management Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

OVERALL PERFORMANCE

Mineral Properties: Moly Project - Atlin, British Columbia

In October, 2008 the Company entered into an asset purchase and sale agreement (the “Agreement”) with TJJ Holdings Inc., whereby TJJ Holdings Inc. agreed to sell, assign and transfer to the Company an Asset and all the interest in the mineral claims.

Arris owns 22 mineral claims cover approximately 15,000 acres and are located near Gladys Lake molybdenum occurance (discovered in late 1960s). The molybdenum occurrence is similar to the occurrence at Adanac’s Ruby Creek project. Adanac’s project is located approximately 15 miles northeast of Atlin in northern BC. The claims are located approximately 30 miles northeast of Atlin, British Columbia in the Atlin mining district for aggregated consideration of US $250,000.

Oil and Gas Properties: Alexander Prospect Alberta

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

The Company is not the operator of the project. The main well in the project, the Alexander 6-7-57-1W5 was re-equipped and has begun periodic production. As the Company did not contribute towards this work, the Company is in a non-participation penalty position.

Convertible Debenture Subscription

On October 31, 2008 the Company subscribed for an unsecured convertible debenture of Desert Gold Ventures Inc. in the principal amount of $500,000. The Debenture carries interest at a rate of 10% per annum and matures on April 30, 2009. Pursuant to the terms of the Debenture, at any time prior to the maturity date, Arris Resources may, at its sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit of $0.50. Each Unit consists of one common share of Desert Gold and one common share purchase warrant. Each Warrant entitles Arris Resources to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issue of such Warrant.

Desert Gold is a publicly traded mineral resource company listed on the TSX-V.

RESULTS OF OPERATIONS

Selected Annual Information

	2008	2007	2006
	$	$	$
Revenues	-	-	-
Net Income (Loss)	(305,762)	(23,333)	(109,763)
Loss per Share	(0.04)	(0.01)	(0.06)
Total Assets	892,243	922,340	568,537
Long-term liabilities	-	-	-

The selected annual information has been prepared in accordance with Canadian GAAP.

Year Ended December 31, 2008 compared with Year Ended December 31, 2007

The Company reported net loss of $305,762 ($0.04 per share) for the year ended December 31, 2008 as compared to net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007. Significant changes between the 2008 and 2007 year was mainly due to an increase in management, consulting, professional fees, rent and also due to loss recorded on short term investments.

Year Ended December 31, 2007 compared with Year Ended December 31, 2006

The Company reported net loss of $23,333 ($0.01 per share) for the year ended December 31, 2007 as compared to net loss of $109,763 ($0.06 per share) for the year ended December 31, 2006. Significant changes between the 2007 and 2006 year was mainly due to a reduction in management, professional fees and rent.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue	Income (Loss)	Income (Loss)
			per share
	$	$	$
December 31, 2008	-	(194,531)	(0.02)
September 30, 2008	-	(51,256)	(0.00)
June 30, 2008	-	(61,428)	(0.00)
March 31, 2008	-	1,453	(0.00)
December 31, 2007	-	(25,361)	(0.00)
September 30, 2007	-	(13,583)	(0.00)
June 30, 2007	-	22,205	(0.00)
March 31, 2007	-	(6,595)	(0.00)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company did not record any stock-based compensation in the quarters ending December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2008. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses incurred during the period. Actual results could differ from those estimated.

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the Company’s shares and expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Resource Property Interests

The Company’s current principal activity is the acquisition and exploration of resource properties. The cost of acquiring, exploring, and developing mineral and resource properties is capitalized. In the event that the Company elects to proceed with the development of a project, capitalized acquisition, exploration and development expenditures will be amortized against future production upon commencement of commercial production, or written off if the properties are sold or abandoned.

CHANGES IN MANAGEMENT

On April 8, 2008 the Company announced that Mr. Lucky Janda joined the Company as a Director and President. Mr. Janda replaced Deepen Ram as Director, who has resigned from the Board for personal reasons, and also replaced Curt Huber as President of the Company.

Mr. Janda is a local businessman with over 20 years experience in public companies and real estate development. Previously, he held numerous board positions with public companies as a Director and/or Senior Officer. Mr. Janda holds a bachelor of Economics from the University of British Columbia and holds several positions with community charitable organizations.

On June 19, 2008 the Company announced that Mr. Poonia joined the Company as a Director. Mr. Poonia replaced Mr. C. Huber and Mr. T. Johal, who decided not to run as Directors at the Annual General Meeting on June 17, 2008.

Mr. Poonia also serves as member of the Audit Committee, along with Mr. Parmjeet Johal and Harpreet Janda as a Chairman. The new Board of Directors consists of: Lucky Janda, Parmjeet Johal, Harpreet Janda and Sandeep Poonia.

LIQUIDITY

Financing of operations is achieved primarily by issuing share capital. At December 31, 2008, the Company had $99,366 in cash and term deposits (2007 – $764,583), and working capital of $362,339 (2007 – $618,129).

During the year ended December 31, 2008 operating expenditures were $142,135 compared to $69,970 in 2007 and $118,586 in 2006.

Arris’ investing activities revolve around developing its properties. The Company spent $295,612 in acquisition costs during the year ended December 31, 2008 compared to $150,000 in 2007. The expenditures in 2008 were incurred on the Company’s Moly Prospect and the amounts were expensed during the year. The Company did not spend any money on the development of its Alexander prospect during the year, compared to $150,000 in 2007.

During the year, there were 5,250,000 share purchase warrants exercised at a price of US$0.065 per share for total proceeds of $347,188 (US $341,250)

The Company has no intention to convert the debenture. The loss realized on the December 30, 2008 Audited Financial Statements is due to the convertible feature.

CAPITAL RESOURCES

The Company’s primary capital assets are resource property assets. The Company capitalizes the acquisition cost of mineral properties until the properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

The Company does not anticipate the payment of dividends in the future.

FINANCING ACTIVITIES

None

TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.

a)
During the year ended December 31, 2008, company controlled by the President charged the Company $45,000 in management and administrative fees and $45,000 in rental expense (2007 - nil). At December 31, 2008 the Company owes $52,500 (2007 - nil).

b)	During the year ended December 31, 2008, the Company owed US$21,000 (CDN$22,440.60) to the company controlled by the spouse of the Company’s president (2007 – US$21,000)

FOURTH QUARTER

There were no material developments for the Company during the fourth quarter.

PROPOSED TRANSACTIONS

There are no transactions that will materially affect the performance of the Company.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2008, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Accordingly, prior periods have not been restated.

Assessing Going Concern, Section 1400

This section was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (see Note 1). Adoption of this standard did not have any material effect on the financial statements.

Capital Disclosures, Section 1535

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company has adopted this standard (see note 13).

Financial Instruments Disclosure, Section 3862

Presentation, Section 3863

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company has expanded its disclosures to incorporate the additional requirements (see note 12).

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

i.	Goodwill and Intangible Assets – Section 3064

This new standard replaces the former CICA 3062 – Goodwill and establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements. This section is effective for interim and annual financial statements for years beginning on or after January 1, 2009.

ii.	Business combinations – Section 1582, Consolidated financial statements – Section 1601 and Non- controlling interests – Section 1602

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

iii.	International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

SHARE DATA

The authorized capital of the Company consists of unlimited common shares. As of the date of this report, there are 12,543,372 common shares.

Pursuant to the Company’s Stock Option Plan, the Company may issue up to 1,254,337 incentive stock options to purchase common shares of the Company. During the year ended December 31, 2008, there were no stock options exercised, and no stock options granted. Currently, there are no stock options outstanding.

Company has no outstanding warrants as of December 31, 2008. 800,000 warrants expired on June 14, 2008 and 5,250,000 warrants were exercised on September 24, 2008.

INTERNAL CONTROLS AND PROCEDURES AND DISCLOSURE CONTROL.S

a) Evaluation of disclosure controls and procedures

Public companies are required to perform an evaluation of disclosure controls and procedures annually and to disclose management’s conclusions about the effectiveness of these disclosure controls and procedures in its annual Management’s Discussion and Analysis. The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports, and is recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2008 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, and the Chief Financial Officer, believes that they are sufficient to provide reasonable assurance that the Company’s disclosures are compliant with securities regulations.

b) Internal controls over financial reporting

As at December 31, 2008 management of the Company is responsible for evaluating the design of internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with Generally Accepted Accounting Principles as of December 31, 2008, have not identified any changes to the Company’s internal control over financial reporting in the latest interim reporting period that would materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company’s principal activity is oil and gas exploration and development. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, oil and gas prices, political and economical.

The Company has no significant source of operating cash flow and no revenues from operations. None of the Company’s oil and gas properties currently have reserves. The Company has limited financial resources. Substantial expenditures are required to be made by the Company to establish reserves.

The property interests the Company has are in the exploration stages only, are without proven reserves of commercial levels of production. Oil and gas exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into commercially producing wells. If the Company’s efforts do not result in commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

OTHER

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